Exhibit 99.1

The Empire District Electric Company Reports First Quarter 2016 Earnings; Declares Quarterly Dividend

JOPLIN, Mo.--(BUSINESS WIRE)--April 28, 2016--(NYSE:EDE) At the Board of Directors meeting of The Empire District Electric Company held today, the Directors declared a quarterly dividend of $0.26 per share. The dividend is payable June 15, 2016, to holders of record as of June 1, 2016. The Company, an operator of regulated electric, gas and water utilities, announced today the results for the quarter and twelve months ended March 31, 2016.

Highlights:

  The Company reported consolidated earnings for the first quarter ended March 31, 2016, inclusive of merger costs related to the previously announced Agreement and Plan of Merger among the Company, Liberty Utilities (Central) Co. and Liberty Sub Corp. (the “merger-related costs”) of $14.0 million, or $0.32 per share compared to same quarter 2015 earnings of $14.6 million, or $0.34 per share. Earnings for the twelve months ended March 31, 2016, including merger-related costs, were $56.0 million, or $1.28 per share, compared to earnings of $60.8 million, or $1.40 per share for the same 2015 twelve month period.
  Excluding merger-related costs, which amounted to $4.2 million and $4.5 million, respectively, or $0.06 per share, for the first quarter 2016 and twelve month period ended March 31, 2016, consolidated earnings, after adjusting for taxes, would have been $16.6 million, or $0.38 per share, and $58.8 million or $1.34 per share, for the respective quarter and twelve month periods.
  Earnings for both the first quarter of 2016 and twelve month period ended March 31, 2016 were lower primarily as a result of the merger-related costs mentioned above and due to milder weather, which reduced electric sales 7.5% and 2.7% for the respective periods. These negative impacts were partially offset by the July 2015 Missouri electric rates increase.

According to Brad Beecher, Empire’s President and CEO, “February 9, 2016 marked a significant day in the history of The Empire District Electric Company, as an Agreement and Plan of Merger was announced with a subsidiary of Algonquin Power and Utilities Corp. Empire’s management will be working diligently over the next several months to obtain the necessary shareholder and regulatory approvals to effectuate closing of the transaction. We have set May 2, 2016 as the record date for determining eligibility to vote on the Agreement and Plan of Merger and we expect to hold a special Shareholder’s Meeting on June 16, 2016 for the purpose of voting on the Agreement and Plan of Merger. In the meantime, all of us at Empire recognize the need to continue running the business as if nothing has changed. To that end, I am pleased with our earnings performance for the first quarter 2016 during which we continued to experience milder weather than normal. Overall, costs were well controlled and our results, adjusted for weather and the merger-related costs incurred during the period, met our expectations. Importantly, our earnings guidance communicated on February 26, 2016 remains unchanged.”

First Quarter 2016 Results

Electric segment gross margin (electric revenue less cost of fuel and purchased power) increased $2.8 million, or 3.1%, during the first quarter 2016 compared to the first quarter 2015. Quarter over quarter electric segment gross margin impacts include:

  Increased customer rates of $7.7 million, net of a $1.9 million decrease in Missouri base fuel recovery, increased revenues by an estimated $5.8 million,
  Improved customer counts added an estimated $0.7 million to revenues, and
  Weather and other volumetric factors decreased revenues by an estimated $10.5 million.

Fuel expense decreases reflective of the timing of the deferral and recovery of non-Missouri fuel and consumable costs also contributed positively to electric segment gross margin.

Gas segment gross margin (gas revenues less cost of gas sold and transported) was approximately $0.8, million, or 10.0% lower than first quarter 2015 results. Gas segment heating degree days in the first quarter 2016 were 16% lower than in first quarter 2015, resulting in a sales decline of 12.9% compared to the prior year period.

Consolidated first quarter 2016 earnings were favorably impacted by lower operating costs which decreased $0.6 million and Allowance For Funds Used During Construction (AFUDC) which increased $1.2 million, while unfavorable impacts included the following:

  Depreciation and amortization expense increases of approximately $0.4 million,
  Interest expense increases of approximately $0.6 million, and
  Merger-related costs of approximately $4.2 million.

As noted above, absent the aforementioned merger-related costs, adjusted for taxes, consolidated first quarter 2016 earnings would have been approximately $16.6 million, or $0.38 on an earnings per share basis, an earnings increase of 13.7% over the 2015 quarter.

Twelve Months Ended March 31, 2016 Results

Electric segment gross margin increased approximately $14.5 million or 3.9% during the twelve month period ended March 31, 2016 compared to the prior year period. Year over year electric segment gross margin impacts include:

  Increased customer rates of $17.8 million, net of a decrease in Missouri base fuel recovery of $5.2 million, increased revenues an estimated $12.6 million,
  Improved customer counts added an estimated $2.5 million to revenues, and
  Weather and other volumetric factors decreased revenues an estimated $15.0 million.

Fuel expense decreases reflective of the timing of the deferral and recovery of non-Missouri fuel and consumable costs also contributed positively to electric segment gross margin.

Gas segment gross margin of $21.4 million was approximately $2.2 million, or 9.7%, below the twelve month period ended March 31, 2015 due to a 16.8% decline in sales driven by milder weather. Total Gas segment degree days were 20.8% lower for the twelve months ended March 31, 2016 than the comparable prior year period.

Consolidated earnings for the twelve month period ended March 31, 2016 were negatively impacted by the following:

  Operating and maintenance expense increases of approximately $3.6 million,
  Depreciation and amortization expense increases of approximately $5.6 million,
  Other taxes increase of approximately $1.2 million,
  Interest expense increase of approximately $3.2 million,
  Changes in AFUDC, which decreased earnings by approximately $0.6 million, and
  Merger-related costs of approximately $4.5 million.

Consolidated net income decreased approximately $4.8 million, or 8.0%, for the twelve month period ended March 31, 2016 compared to the prior year period. As noted above, absent the aforementioned merger-related costs, adjusted for taxes, consolidated earnings for the twelve month period ended March 31, 2016 would have been approximately $58.8 million, or $1.34 on an earnings per share basis, a decrease of 3.3% from the 2015 period.

Selected unaudited consolidated financial data for the quarters and twelve months ended March 31, 2016 and March 31, 2015 is presented in the following table.

(dollars in millions, except Per Share data)

	Three Months Ended March 31,			Twelve Months Ended March 31,
	2016	2015	Change*	2016	2015	Change*
Electric Margin	$96.5	$93.7	$2.8	$388.1	$373.6	$14.5
Gas Margin	7.6	8.4	(0.8)	21.4	23.6	(2.2)
Other Revenues	1.8	2.0	(0.2)	8.5	8.1	0.4
Gross Margin	105.9	104.1	1.8	418.0	405.3	12.7

Less:
Operating and Maintenance Expenses	39.1	39.6	(0.5)	164.8	161.2	3.6
Merger-related costs	4.2	0.0	4.2	4.5	0.0	4.5
Depreciation and Amortization	20.4	20.0	0.4	80.9	75.3	5.6
Taxes	19.0	19.8	(0.8)	73.2	73.6	(0.4)
Operating Income	23.2	24.7	(1.5)	94.6	95.2	(0.6)
Interest Expense and Other, net	9.2	10.1	(0.9)	38.6	34.4	4.2
Net Income	$14.0	$14.6	($0.6)	$56.0	$60.8	($4.8)

Earnings Per Share (Basic)	$0.32	$0.34	($0.02)	$1.28	$1.40	($0.12)

Reconciliation of Net Income/Earnings Per Share

Net Income (GAAP)	$14.0	$14.6	($0.6)	$56.0	$60.8	($4.8)
Merger-related costs (adjusted for taxes)	2.6	0.0	2.6	2.8	0.0	2.8
Net Income (excl. merger-related costs)	$16.6	$14.6	$2.0	$58.8	$60.8	($2.0)

Earnings Per Share (Basic)	$0.38	$0.34	$0.04	$1.34	$1.40	($0.06)

* Slight differences from actual results may occur due to rounding to millions.

	Three Months Ended March 31,			Twelve Months Ended March 31,
	2016	2015	% Change*	2016	2015	% Change*
Electric On-System kWh Sales (in millions):
Residential	508	590	-13.9%	1,754	1,899	-7.6%
Commercial	360	377	-4.6%	1,560	1,573	-0.8%
Industrial	248	246	0.8%	1,067	1,040	2.5%
Other	113	116	-2.6%	459	461	-0.5%
Total On-System Electric Sales	1,229	1,329	-7.5%	4,840	4,973	-2.7%

Retail Gas Sales (billion cubic feet):
Residential	1.11	1.27	-13.0%	2.05	2.49	-17.6%
Commercial/Industrial	0.48	0.56	-13.1%	1.01	1.20	-15.3%
Other	0.02	0.02	2.3%	0.03	0.03	-7.5%
Total Retail Gas Sales	1.61	1.85	-12.9%	3.09	3.72	-16.8%

Reconciliation of Earnings Per Share

	Quarter Ended	Twelve Months Ended

Basic Earnings Per Share – March 31, 2015	$0.34	$1.40
Gross Margins
Electric segment	0.04	0.21
Gas segment	(0.01)	(0.04)
Other segment	0.00	0.01
Total Gross Margin	0.03	0.18

Expenses
Operating	0.01	(0.03)
Maintenance and repairs	0.00	(0.02)
Depreciation and amortization	(0.01)	(0.08)
Merger-related costs	(0.06)	(0.06)
Other taxes	0.00	(0.02)
Change in effective income tax rates	0.00	(0.01)
Other income and deductions	0.00	(0.01)
Interest charges	(0.01)	(0.05)
AFUDC	0.02	(0.01)
Dilutive effect of additional shares issued	0.00	(0.01)

Basic Earnings Per Share – March 31, 2016	$0.32	$1.28

The reconciliation of basic earnings per share (EPS) presented above compares the quarter and twelve months ended March 31, 2016 versus March 31, 2015 and is a non-GAAP presentation. The economic substance behind this non-GAAP EPS measure is to present the after tax impact of significant items and components of the statement of income on a per share basis before the impact of additional stock issuances. The Company believes this presentation is useful to investors because the statement of income does not readily show the EPS impact of the various components, including the effect of new stock issuances. This could limit the readers’ understanding of the reasons for the EPS change from previous years. This information is useful to management, and the Company believes useful to investors, to better understand the reasons for the fluctuation in EPS between the prior and current years on a per share basis. The presentation of net income and EPS excluding merger-related costs throughout this press release is also a non-GAAP presentation. The Company believes this presentation is useful to investors because merger-related costs are not reflective of the underlying ongoing operations of the Company and has included the analysis as a complement to the financial information provided in accordance with GAAP.

In addition, although a non-GAAP presentation, the Company believes the presentation of gross margin (reflected in the table above and elsewhere in this press release) is useful to investors and others in understanding and analyzing changes in operating performance from one period to the next, and has included the analysis as a complement to the financial information provided in accordance with GAAP.

This reconciliation and margin information may not be comparable to other companies or more useful than the GAAP presentation included in the statements of income. The presentation does not purport to be an alternative to EPS determined in accordance with GAAP as a measure of operating performance or any other measure of financial performance presented in accordance with GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. The dilutive effect of additional shares issued in this table reflects the impact of all shares issued in the respective periods presented.

Earnings Guidance

The revised guidance range of $1.26 to $1.44 per share communicated on February 26, 2016 remains unchanged. This 2016 guidance range reflects approximately 50% of the expected merger-related costs of $15 to $17 million will be payable in 2016, assuming a 2017 closing date. It also assumes 30-year average weather, overall system energy growth of less than 1%, an October 1, 2016 effective date for our pending Missouri rate case at the filed amount of $33.4 million, and increased operating costs, driven by costs related to our Riverton combined cycle project.

Other factors that may impact earnings include variations in customer growth and usage projections, unanticipated or unplanned events that may impact operating and maintenance costs and the impact of actual rate case results differing from our assumptions. The effects of assumptions and other factors evaluated for the purpose of providing guidance are not necessarily independent of one another, and the combination of effects can cause individual impacts smaller or larger than the indicated guidance range.

Earnings Conference Call

Brad Beecher, President and CEO, will host a conference call Friday, April 29, 2016, at 1:00 p.m. Eastern Time to discuss earnings for the first quarter and twelve months ended March 31, 2016. To phone in to the conference call, parties in the United States should dial 1-855-209-8213, or in Canada, 1-855-669-9657, any time after 12:45 p.m. Eastern Time. The webcast presentation and accompanying presentation slides can also be accessed from Empire’s website at www.empiredistrict.com. The webcast presentation will be available for replay for one year from today’s date. Forward-looking and other material information may be discussed during the conference call.

Based in Joplin, Missouri, The Empire District Electric Company (NYSE:EDE) is an investor-owned, regulated utility providing electric, natural gas (through its wholly owned subsidiary, The Empire District Gas Company) and water service, with approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. A subsidiary of the Company also provides fiber optic services.

Certain matters discussed in this press release are “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future plans, objectives, expectations, earnings, and events or conditions concerning various matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of the factors noted in the Company’s filings with the SEC, including the most recent Form 10-K.

Additional Information and Where to Find It

The proposed merger transaction will be submitted to shareholders of Empire for their consideration. In connection with the transaction, Empire will file a proxy statement and other materials with the U.S. Securities and Exchange Commission (the SEC). This communication is not a substitute for the proxy statement or any other document that Empire may send to its shareholders in connection with the proposed transaction. EMPIRE SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT FOR THE PROPOSED TRANSACTION WHEN IT IS FILED, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMPIRE AND THE TRANSACTION. All such documents, when filed, are available free of charge at the SEC’s website at www.sec.gov, at Empire’s website at www.empiredistrict.com or by sending a written request to Corporate Secretary, The Empire District Electric Company, 602 S. Joplin Avenue, Joplin, Missouri 64801.

Participants in the Solicitation

Empire and its directors and executive officers are deemed to be participants in any solicitation of Empire shareholders in connection with the proposed transaction. Information about Empire directors and executive officers is available in Empire’s definitive proxy statement, filed on March 16, 2016, in connection with its 2016 annual meeting of shareholders, and in Empire’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

CONTACT:
The Empire District Electric Company
INVESTOR RELATIONS
Dale Harrington, 417-625-4222
Director of Investor Relations
dharrington@empiredistrict.com
or
MEDIA COMMUNICATIONS
Julie Maus, 417-625-5101
Director of Corporate Communications
jmaus@empiredistrict.com